UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-14387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

December 31, 2003 and 2002

United Rentals, Inc. Acquisition Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To Administrator of United Rentals, Inc. Acquisition Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 16, 2004

United Rentals, Inc. Acquisition Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets:
Cash	$—	$2,093
Investments, at fair value:
United Rentals, Inc. Common Stock	341,375	257,608
T. Rowe Price Equity Index Trust Fund	1,446,701	1,188,354
Mutual Funds:
T. Rowe Price Spectrum Income Fund	2,513,530	2,237,428
T. Rowe Price Balanced Fund	2,765,860	2,561,359
T. Rowe Price Blue Chip Growth Fund	6,478,240	5,970,303
T. Rowe Price Dividend Growth Fund	267,128	203,373
T. Rowe Price Global Stock Fund	228,530	300,025
T. Rowe Price Growth and Income Fund	616,152	575,741
T. Rowe Price International Stock Fund	825,168	652,701
T. Rowe Price New Horizons Fund	714,742	470,265
T. Rowe Price Prime Reserve Fund	10,890,170	13,524,286
T. Rowe Price Retirement Income Fund	82,610	—
T. Rowe Price Retirement 2010 Fund	60,179	—
T. Rowe Price Retirement 2020 Fund	103,367	—
T. Rowe Price Retirement 2030 Fund	87,049	—
T. Rowe Price Retirement 2040 Fund	22,926	—
T. Rowe Price Science & Technology Fund	740,157	517,781
T. Rowe Price Small-Cap Stock Fund	1,306,059	1,008,862
T. Rowe Price Value Fund	864,085	775,357

Total investments	30,354,028	30,243,443

Participant loans	1,410,580	1,638,668

Net assets available for benefits	$31,764,608	$31,884,204

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions:
Investment income:
Interest and dividend income	$420,334	$622,470
Net appreciation (depreciation) in fair value of investments	4,216,590	(4,496,757)
Employee rollover contributions	—	1,229
Transfers in from various plans	—	8,115,487

	4,636,924	4,242,429

Deductions:
Benefits paid directly to participants	4,703,181	3,864,387
Participant loans transferred out	53,339	—

Net (decrease) increase	(119,596)	378,042

Net assets available for benefits, beginning of year	31,884,204	31,506,162

Net assets available for benefits, end of year	$31,764,608	$31,884,204

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the “Company”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of this Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan.

Contributions

A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any contributions to the Plan in 2003 and 2002.

Participant Accounts

Each participant account is credited with the participant’s share of Company discretionary contributions, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets from the prior employer plan into the Plan.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. Certain other administrative and investment related expenses are charged directly to the participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

Transfers In

Transfers in from various plans during 2002 represent assets transferred to this Plan from the Access Rentals, Inc. Salary Deferral Plan, Cave Holdings 401(k) Savings and Profit Sharing Plan and other acquired companies’ plans. There were no transfers in during 2003.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by T. Rowe Price Trust Company. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

4. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2003	2002
United Rentals, Inc. Common Stock	$181,777	$(195,508)
T. Rowe Price Equity Index Trust Fund	329,698	(367,450)
T. Rowe Price Spectrum Income Fund	217,813	34,798
T. Rowe Price Balanced Fund	448,323	(345,887)
T. Rowe Price Blue Chip Growth Fund	1,627,357	(2,109,931)
T. Rowe Price Dividend Growth Fund	50,279	(67,565)
T. Rowe Price Global Stock Fund	58,623	(90,740)
T. Rowe Price Growth and Income Fund	137,263	(212,312)
T. Rowe Price International Stock Fund	185,635	(166,920)
T. Rowe Price New Horizons Fund	231,009	(162,797)
T. Rowe Price Retirement Income Fund	4,262	—
T. Rowe Price Retirement 2010 Fund	3,332	—
T. Rowe Price Retirement 2020 Fund	7,819	—
T. Rowe Price Retirement 2030 Fund	7,097	—
T. Rowe Price Retirement 2040 Fund	3,066	—
T. Rowe Price Science & Technology Fund	254,200	(351,766)
T. Rowe Price Small-Cap Stock Fund	280,987	(237,392)
T. Rowe Price Value Fund	188,050	(223,287)

	$4,216,590	$(4,496,757)

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN#  06-1493538 Plan#  002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Income Fund	213,554	$2,513,530
	Balanced Fund	150,237	2,765,860
	Blue Chip Growth Fund	227,706	6,478,240
	Dividend Growth Fund	12,892	267,128
	Global Stock Fund	16,196	228,530
	Growth and Income Fund	28,368	616,152
	International Stock Fund	71,816	825,168
	New Horizons Fund	28,820	714,742
	Prime Reserve Fund	10,890,170	10,890,170
	Science & Technology Fund	39,370	740,157
	Small-Cap Stock Fund	46,678	1,306,059
	Value Fund	43,183	864,085
	Equity Index Trust Fund	46,864	1,446,701
	Retirement Income Fund	7,061	82,610
	Retirement 2010 Fund	4,665	60,179
	Retirement 2020 Fund	7,685	103,367
	Retirement 2030 Fund	6,303	87,049
	Retirement 2040 Fund	1,665	22,926
United Rentals, Inc.*	United Rentals, Inc. Common Stock	17,725	341,375

			30,354,028

Participant loans*	With interest rates ranging from 4.75% to 11.5%; maturities range from 1 to 29 years		1,410,580

			$31,764,608

*	Indicates party-in-interest to the Plan.

Note:	The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

EXHIBITS

Exhibit No. 23	Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Rentals, Inc. Acquisition Plan

Date: June 28, 2004	By:	/s/ JOHN N. MILNE
	Name:	John N. Milne
	Title:	Trustee